Europe-Israel Tower	3 Azrieli Center
2 Weizmann Street	Triangle Tower (43rd Floor)
Tel Aviv 64239, Israel	Tel Aviv 67023, Israel
Tel +972 (3) 608-9999	Tel +972 (3) 608-1800	info@goldfarb.com
Fax +972 (3) 608-9909	Fax +972 (3) 608-1802	www.goldfarb.com

Yehuda M. Levy	Hagit Blaiberg
Oded Eran	Adam M. Klein
Reuven Reif	Michael A. Heller
Aran Meiri	Limor Shofman
Amir Tzafrir	Ido Gonen
Levy Amitay	Zvi Hauser
Ashok J. Chandrasekhar	Erez Altit
Avi Arad	Ofer Ravid
Rami Sofer	Omri Kaufman
Tamar Migdal	Ariel Rosenberg
Marc A. Rabin	Ido Zemach
Nechama Brin	Dubi Zoltak
Tal Atsmon	Neil Nachum Stowe

Karen Thompson-Shema	Gabi Drucker
Noam Peskin	Ravit Arbel
Inga Bricker

Deborah F. Orr	Nir Katzour
Jeremy Benjamin	Orly Schlossberg Katz
Vered Gitterman	Elad Yahav
Keren Be’er	Lior Hod
Orna Verhovsky	Shuki Wagman
Yoav Kook	Tamir Livschitz
Hadar Udler	Cristina Kornhauser
Arnon Cohen	Shira Yahel
Yitzchak Kovos	Ronen Tsioni
Limor Kessler-Davidor	Zohar Gerstel-Shmerling
Limor Oron-Abraham	Eyal Flashen
Doron Segal	Sagiv Hanin
Noam Nativ	Nati (Tal) Gilad
Merav Kainan	Avishay Shwalb
Yaron Sever	Nir Golan
Sharon Azulay	Talia Hadar
Avi Netanel	Yoav Ingber
Daphna Tsarfaty	Meir Vaknin
Gur Nabel	Guy Shalev
Sagit Shoval-Moked	Roy Adar
Amit Levy	Etti Attar
Einat Ovadya-Rotman	Kevin Wassermuhl
Liora Tzur	Shai Levy
Nurit Dessau	Shani Nissim
Rachel Allouche	Avi Zanco
Sharon Aloni	Yitzchak Raviv
Eleonore Arad	Michal Shvartzman
Limor Neeman-Preminger	Naama Gitlis
Ran Dlugi	Rotem Yadlin
Guy Levian	Florence Limor
Naama Shmulevich	Lior Gutwirt
Shira Schrieber	Eran Argov
Nurit Heinrich-Asher	Michal Ofarim
Karin Tucker	Ido Greenberg
Inbal Perchik	Liran Eshed
Netanel Derovan	Batia Rosenberg
Assaf Levine	Sefi Zilberstein
Limor Attar Rozenbuch	Naama Gil
Merav Land-Viner	Inna Eltsin
Shirley Dloomy	Hillel Artzi
Gil Barack	Avidan Romm
Michal Grofit	Naama Ben-Bassat
Limor Shitrit-Karni	Iris Polishuk
Ido Gavish	Etti Friedman-Charash
Oren Wolpin	Liron Richtman
Ronit Barzilay	Refael Kriman
Idit Amir	Of Counsel
Liat Varozlavsky	William B. Goldfarb
Oren Reif	Lionel Kestenbaum
Danny Dilbary	Prof. Moti Mironi
Sebastian Popper

Mr. Russell Mancuso	September 10, 2007
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549	File: 3818/006

Re: TopSpin Medical Inc.(the “Company”)

Dear Mr. Mancuso:

We serve as Israeli counsel to the Company. At the request of the Company, in connection with your pending review of the Registration Statement of the Company on Form SB-2 (file no. 333-144472), we hereby advise you that, as of the date hereof:

According to our review of the public Underwriters Registry of the Israeli Securities Authority, none of Analyst Exchange and Trading Services Ltd., Israel Brokerage and Investments, I.B.I Ltd. (the purchasers of a portion of the Company’s Series A Convertible Bonds and Series 2 Warrants issued in a private placement in November 2006 (the “Transferors”)), Analyst I.M.S Investment Management Services Ltd. or Orot Investments Ltd. (the holders of the abovementioned securities as of the date hereof, which are affiliates of the Transferors, respectively (the “Transferees”)), is registered as an active or non-active underwriter. Accordingly, to our best knowledge, the Transferors and the Transferees are precluded from serving as an ‘Underwriter’ under Israeli law. In addition, based on a conversation we had with representatives of each of the Transferors and the Transferees, none of the Transferors or the Transferees has made a deposit as required by the Israeli law as a condition to serving as a ‘Distributor’ under Israeli law. Accordingly, to our best knowledge, the Transferors and the Transferors are precluded from serving as a ‘Distributor’ under Israeli law.

Very truly yours,
/s/ Goldfarb, Levi, Eran, Meiri & Co.
Goldfarb, Levi, Eran, Meiri & Co.